Exhibit (a)(5)(G)

EFiled: May 26 2011 12:55PM EDT Transaction ID 37812096 Case No. 6524-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOSEPH LEONE, individually and on behalf of all others similarly situated,
C.A. No.

Plaintiff,

v.

CKX, INC., EDWIN M. BANKS, MICHAEL G. FERREL, JACK LANGER, PRISCILLA PRESLEY, HOWARD J. TYTEL, KATHLEEN DORE, JACQUES D. KERREST, APOLLO GLOBAL MANAGEMENT, LLC, COLONEL HOLDINGS, INC., COLONEL MERGER SUB, INC., COLONEL OFFEROR SUB, LLC and ROBERT F.X. SILLERMAN,

Defendants.

VERIFIED CLASS ACTION COMPLAINT
     Plaintiff Joseph Leone (“Plaintiff”) alleges on information and belief, except for those allegations which pertain to Plaintiff which are alleged upon personal knowledge, as follows:
NATURE OF THE ACTION
     1. This is a shareholder class action brought by Plaintiff on behalf of himself and all other similarly situated public shareholders of CKX, Inc. (“CKX” or the “Company”) against the Company’s Board of Directors and others, in connection with a definitive merger agreement (the “Merger Agreement”) pursuant to which an affiliate of Apollo Global Management, LLC (“Apollo”) will acquire all outstanding shares of CKX for $5.50 per share in cash, through a tender offer (the “Tender Offer”) transaction valued at approximately $509 million (the “Buyout”). The Tender Offer is scheduled to expire on June 14, 2011.
     2. As described herein, the Buyout is unfair both with respect to price and process and is designed to benefit CKX insiders to the detriment of Plaintiff and the Class. Indeed, the

Buyout serves to effectuate the long-term plan of the Company’s founder, and former Chief Executive Officer (“CEO”) and Chairman of the Board, Robert F.X. Sillerman (“Sillerman”), to take the Company private with his preferred partner, to the detriment to Plaintiff and the rest of the public shareholders of CKX. In addition, as detailed herein, Defendants filed a Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Tender Offer which omits material information that is necessary to enable CKX shareholders to make an informed decision on whether or not to tender their shares.
THE PARTIES
     3. Plaintiff is and has been at all relevant times the owner of CKX common stock.
     4. Defendant CKX is a corporation organized and existing under the laws of the State of Delaware and headquartered at 650 Madison Avenue, New York, New York 10022. CKX common stock is traded on the NASDAQ exchange under the symbol “CKXE.” CKX is named herein as a necessary party in connection with equitable relief needed to prevent the consummation of the Buyout agreed to by its Board of Directors in violation of their fiduciary duties to Plaintiff and the other shareholders of CKX.
     5. Defendant Sillerman was the longtime Chairman and CEO of CKX until his resignation in May 2010. Prior to Sillerman’s acquisition of CKX on February 8, 2005, the Company was inactive. The acquisition of CKX was negotiated and effectuated by a group formed and controlled by Sillerman, which simultaneously acquired control of the Company and appointed its officers and directors, many of whom continue to serve on the Board today. In connection with his resignation, Sillerman entered into a consulting agreement, pursuant to which he received a cash severance payment of $3.4 million. In addition, Sillerman receives $1 million annually for his consulting services. Sillerman resigned from the Company on May 6,

2010 in order to achieve his goal of taking it private. Sillerman (and his affiliates) are the Company’s largest shareholders with holdings in excess of 19.18 million shares or approximately 21% of the Company. Sillerman and certain of his affiliates entered into a non-tender and support agreement in connection with the proposed merger.
     6. Defendant Edwin M. Banks (“Banks”) has been a director of CKX since February 2005 and was appointed to the Board by a group controlled by Sillerman. Banks is a member of the Company’s Audit Committee and chair of the Compensation Committee.
     7. Bryan Bloom (“Bloom”), not named as a defendant herein, has been a director of CKX since December 2009 and an “observer” to the Board since 2006. In addition, from March 2008 to April 2010, Bloom served on the board of directors of a company affiliated with Sillerman, FX Real Estate and Entertainment, Inc. Bloom is a member of the Company’s Audit Committee as well as the Nominating and Corporate Governance Committee. In connection with the Board’s vote on the Merger Agreement, Bloom dissented.
     8. Defendant Michael G. Ferrel (“Ferrel”) has been a director of CKX and CKX’s Chairman since May 7, 2010. Ferrel previously served as President, director and Member of the Office of the Chairman of CKX from May 2005 through November 2008. Ferrel has been a long time associate of Sillerman and served as President, Chief Executive Officer, Member of the Office of the Chairman and a director of SFX Entertainment (“SFX”) — a company formed by Sillerman — from December 1997 through August 2000. In connection with the Buyout, Ferrel may be eligible for his 2011 bonus and entitled to payments of over $2.1 million in the event he is terminated following the Buyout.
     9. Defendant Jack Langer (“Langer”) has been a director of CKX since February 2005 and was appointed to the Board by a group controlled by Sillerman. Langer is the chair of the Company’s Nominating and Corporate Governance Committee and a member of the Audit Committee.
     10. Defendant Howard J. Tytel (“Tytel”) has been a director of CKX and Senior Executive Vice President, Director of Legal and Governmental Affairs, director and Member of the Office of the Chairman of CKX since February 2005. Tytel is a longtime associate of Sillerman and was part of the group that acquired CKX and nominated its directors and officers. Prior to joining CKX, Tytel worked at FXM, Inc., a private investment firm founded by Sillerman. Tytel also served as an officer and director of SFX. In connection with the Buyout, Tytel may be eligible for his 2011 bonus and entitled to payments of over $1.6 million in the event he is terminated following the Buyout.
     11. Defendant Priscilla Presley (“Presley”) has been a director of CKX since February, 2005. From 1981 to 1998, Presley was the Chairperson of Elvis Presley Enterprises, Inc. (“EPE”). Presley is the mother of Lisa Marie Presley, the sole beneficiary of the Promenade Trust. Promenade Trust is one of the Company’s large shareholders and entered into a support agreement with Apollo in connection with the Buyout. On February 7, 2005, EPE and EPE Holding Corporation, a wholly-owned subsidiary of the Company, entered into a consulting agreement with Presley securing Presley’s consulting services in connection with promotion of EPE’s business. Pursuant to the terms of the consulting agreement Presley was paid $560,000 in 2009. On July 12, 2010, the consulting agreement was amended, effective as of the date of the amendment, to increase Presley’s annual consulting fee to $800,000. In connection with the execution of this amendment, Presley received a $250,000 bonus in July 2010.

     12. Defendant Kathleen Dore (“Dore”) has been a director of CKX since December 14, 2010. Dore is a member of the Company’s Compensation Committee as well as the Nominating and Corporate Governance Committee.
     13. Defendant Jacques D. Kerrest (“Kerrest”) has been a director of CKX since October 25, 2010. Kerrest is the chair of the Audit Committee and member of the Compensation Committee.
     14. Defendants Banks, Ferrel, Langer, Presley, Dore, Kerrest and Tytel are referred to collectively herein as the “Individual Defendants.” As officers and/or directors of the Company, each of the Individual Defendants owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to Plaintiff and the other members of the Class (as defined below).
     15. Defendant Apollo Global Management, LLC (“Apollo”) is a Delaware limited liability company headquartered at 9 West 57th Street, New York, New York 10019. Apollo touts itself as a leading global alternative asset manager with $68 billion of assets under management as of December 31, 2010. Apollo is traded on the New York Stock Exchange under the symbol “APO.”
     16. Defendant Colonel Holdings, Inc. (“Colonel”) is a Delaware corporation and an affiliate of Apollo.
     17. Defendant Colonel Offerror Sub, LLC (“Offerror Sub”) is a Delaware limited liability company. Offerror Sub is being used to facilitate the merger with Colonel and has issued the Tender Offer.
     18. Defendant Colonel Merger Sub, Inc. (“Merger Sub”) is a Delaware corporation and a wholly-owned subsidiary of Merger LLC. Merger Sub and Colonel entered into the

Merger Agreement with the Company. Collectively, Apollo, Colonel, Offeror Sub and Merger Sub are referred to herein as “Apollo.”
CLASS ACTION ALLEGATIONS
     19. Plaintiff brings this action individually and on behalf of all other common stockholders of the Company pursuant to the Rules of this Court (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).
     20. This action is properly maintainable as a class action for the following reasons:
          a. the Class is so numerous that joinder of all members is impracticable. As of May 13, 2011, there were 92,613,473 shares of CKX common stock issued and outstanding, likely beneficially owned by thousands of shareholders, other than Defendants; and
          b. there are questions of law and fact which are common to the Class including, inter alia, the following:
               i. Whether the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the other members of the Class;
               ii. Whether the process implemented by the Individual Defendants for the Buyout is fair to the members of the Class;
               iii. Whether Sillerman has aided and abetted the Individual Defendants’ breaches of fiduciary duties;
               iv. Whether Apollo has aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

               v. Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the wrongs complained of herein.
     21. The claims of Plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by the wrongs complained of herein.
     22. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.
     23. Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.
     24. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
SUBSTANTIVE ALLEGATIONS
Background
     25. On February 5, 2005, a management group led by Sillerman acquired control of CKX, which had been an inactive entity since 2002. Sillerman’s group included defendant Tytel, who has worked for Sillerman-related entities in the past.
     26. Two days later, on February 7, 2005, CKX acquired an 85% interest in the entities that owned and/or control commercial utilization of the name, image and likeliness of Elvis Presley; certain music and other intellectual property created by or related to Elvis Presley (including a Cirque du Soleil show); and the operations of Graceland.

     27. A month later, CKX acquired 19 Entertainment Limited (“19 Entertainment”), a leading creator, producer and promoter of entertainment properties, including the American Idol series, and its British counterpart, the Pop Idol series. Subsequently, CKX also acquired an 80% interest in the name, image and likeness of boxer Muhammad Ali as well as certain trademarks and other intellectual property related to Muhammad Ali from Muhammad Ali Enterprises.
     28. CKX went public on June 21, 2005, offering for sale to the public 20 million shares of common stock at a price of $11 per share. The offering was underwritten by Bear, Stearns & Co. and Lehman Brothers.
     29. Today, in addition to the Idol franchises, CKX (through 19 Entertainment) owns the rights to another popular television show, So You Think You Can Dance.
     30. Two years after taking the Company public, in June, 2007, Sillerman, along with another CKX director at the time, Simon Fuller (“Fuller”), the founder of 19 Entertainment and creator of the American Idol franchise, sought to take CKX private at a price of $12 per share. This merger agreement was terminated on November 1, 2008, reportedly due to inability to obtain sufficient financing during the credit crunch.
CKX Becomes the Subject of Takeover Interest
     31. Reports that private equity firms were interested in taking the Company private began in early 2010. On or about March 26, 2010, The Wall Street Journal reported that CKX was in discussions with One Equity Partners (“OEP”), JP Morgan’s private-equity branch, about the possible sale of the Company at a premium to the roughly $5.50 per share market price at the time. On March 29, 2010, CKX confirmed that it was engaged in discussions regarding the possible sale of the Company to OEP.

     32. On May 7, 2010, shortly after private equity interest in the Company became public, Sillerman resigned as the Company’s Chairman and CEO. It was widely speculated that Sillerman would make an offer to acquire the Company’s outstanding shares.
     33. On May 27, 2010, The Wall Street Journal reported that another investor group which included Fuller was planning a $600 million acquisition of the Company or approximately $6.45 per share. Fuller had been a CKX director from July 2005 until January 13, 2010. The Company acknowledged receipt of a proposal from Fuller’s investor group to acquire CKX on March 28, 2010.
     34. On June 4, 2010, The Los Angeles Times reported that OEP was pursuing a deal for the Company through an investor group, which included Allen Shapiro’s Mosaic Media Group and potentially music mogul Irving Azoff through a transaction valued in excess of $550 million.
     35. On June 24, 2010, the Company filed a Current Report on Form 8-K with the SEC apprising shareholders that on June 23, 2010 the Board entered into a rights plan (the “Poison Pill”) that would be triggered by any potential acquirer who acquired 15% or more of the Company’s outstanding shares (the “Acquiring Person”). The Poison Pill excluded from definition of Acquiring Person any shareholder who already owned more than 15% of Company stock, unless that shareholder acquired an additional 1% or more of Company shares.
     36. Under the terms of the Poison Pill, each share of common stock has attached to it a right (“Right”) that entitles its holder to certain benefits upon the announcement or effectuation of a transaction involving the beneficial or other acquisition of 15% or more of the Company’s outstanding common stock. The Poison Pill provides for the automatic invalidation of any Rights attached to the common stock acquired by an Acquiring Person.

     37. Pursuant to the terms of the Poison Pill, ten days after an acquirer becomes an Acquiring Person under the agreement, each holder of a Right may purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (“Preferred Share”) with a market value of $40.00 for $20.00. In addition, if the Company is acquired in a merger or other business combination, each holder of a Right will have the right to receive that number of shares of common stock of the acquiring company that, at the time of such transaction, equals the exercise price of the Right divided by 50% of the current market price of such common stock.
     38. Under the terms of the Poison Pill, the Board may amend the rights agreement at any time without shareholder approval to exempt any potential acquirer from becoming an Acquiring Person and triggering the Rights. Thus, by its terms, the Poison Pill allows the Board to choose its preferred purchaser.
     39. Shortly after entering into the Poison Pill, the Company filed a Current Report on Form 8-K with the SEC on July 14, 2010 apprising shareholders that the Board had amended the Poison Pill at Sillerman’s request. Pursuant to the amendment, a shareholder would not be deemed to be a beneficial owner of shares held by another person or entity merely because of an agreement with that person or entity not to tender or otherwise sell shares.
     40. On August 10, 2010, Sillerman filed a Tender Offer Statement (“Schedule TO”) with the SEC informing shareholders that he was prepared to issue a tender offer at a price between $5.50 and $5.75 per share for approximately 30% of the Company’s outstanding shares. Sillerman also informed shareholders that, in the event that the tender offer was successful, he would return as the Company’s Chairman and CEO. Sillerman also stated that he would likely change the composition of the Board. Sillerman ultimately did not make a tender offer in 2010.

Indeed, it was not until the defendants announced the Buyout that Sillerman filed another Tender Offer Statement on May 11, 2011 announcing, as a result of the Buyout, Sillerman has ceased to pursue the offer previously contemplated by the Schedule TO filed by Sillerman on August 10, 2010.
     41. Following the announcement of Sillerman’s imminent offer in August 2010, Reuters reported that one of Apollo’s founders, Leon Black, met with both Sillerman and Mosaic Media Group concerning joining forces to effectuate a potential buyout as both Sillerman and Mosaic Media Group competed for Apollo’s financial support.
     42. Despite strong interest in the Company from potential acquirers, on October 27, 2010, the Company issued a press release announcing that it was no longer discussing a potential sale of the Company or of a controlling stake in the Company. According to the press release,
While the Board was contacted by a number of potential parties and received and reviewed several expressions of interest in an acquisition of the Company or a controlling interest in the Company, the Board did not receive any proposals that it felt were in the best interests of shareholders. Accordingly, the Board determined to discontinue discussions and intends to continue to operate the company on a stand-alone basis.
Michael G. Ferrel, the Chief Executive Officer of the Company, said, “With the conclusion of sale discussions, we are excited to continue driving growth through our terrific set of core assets and improving the overall profitability of the Company. We look forward to building on the major progress we have already made in our restructuring of 19 Entertainment and creating value for our shareholders.”
     43. At that time, the Company’s stock was trading at approximately $4.30 per share.
     44. In fact, the Company’s focus on restructuring 19 Entertainment after the end of American Idol’s contract with Sony Music Entertainment led to strengthening of the Company’s financial performance. Although the restructuring had an impact on the Company’s first quarter revenues (which fell 20 percent to $53.3 million as compared $66.6 million the previous year), CKX nevertheless experienced a strong first quarter. For example, on May 9, 2011, CKX reported net income of $7.57 million as compared to last year’s net loss of $4.76 million and earnings per share at $0.08 as compared to a loss per share of $0.05 a year ago. Likewise the Company nearly doubled its EBITDA to $13.66 million in first quarter of 2011 from $7.82 million in first quarter of 2010.
     45. In addition, American Idol has grown its audience this season after years of slipping ratings after the program added singer-actress Jennifer Lopez and Aerosmith frontman Steven Tyler as judges.
     46. In November 2010, the Company announced that three members of the Board Edward Bleier, Jerry L. Cohen and Carl D. Harnick were not seeking re-election and would step down as directors effective December 14, 2010. Following their resignations, the Company’s governing documents were amended to provide that the Board would consist of eight, rather than ten directors.
     47. Despite the Board’s decision to abandon talks with private equity firms, on April 2, 2011, Market Watch reported that yet another private equity firm, the Gores Group LLC (“Gores Group”), made an unsolicited offer to buy CKX at “a significant premium over CKX’s share price.” The Gores Group is controlled by billionaire Alec Gores.
The Proposed Transaction
     48. On May 10, 2011 CKX announced that it had agreed to the Buyout at $5.50 cash per share through the Tender Offer. The Tender Offer was commenced on May 17, 2011 and will close within 20 business days of commencement. The Tender Offer is also subject to a top-up option (the “Top Up Option”), which grants Apollo the irrevocable right to obtain a 90% tender (and therefore complete the second step Merger without a shareholder vote) even if the bare minimum of 29.3% of outstanding shares required to consummate the Buyout are tendered -

far less than a majority. Section 253 of the Delaware General Corporation Law provides that a 90% owner of a Delaware corporation may effectuate a second step, short-form merger after a tender offer without any shareholder vote and without any requirement of entire fairness.
     49. The Company also announced that on May 9, 2011 it had modified its bylaws, effective May 10, 2011, by removing a provision prohibiting action by the Company’s shareholders without a meeting by written consent. Specifically, the amendment provides:
Any action required or permitted to be taken at any annual or special meeting of the stockholders of the Corporation may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
     50. In connection with the proposed Buyout, Apollo entered into a non-tender and support agreement (the “Sillerman Agreement”) pursuant to which Sillerman, his wife and Sillerman Capital Holdings, L.P., an investment company controlled by Sillerman, agreed not to tender their shares into the Tender Offer, in return for an opportunity (not available to any other shareholder) to convert up to 50% of their interest in the Company (a total of 9.6 million shares) into shares of Apollo as well as receive the payment for the remainder of their 9.6 million shares at the Buyout price of $5.50. Thus, unlike the Company’s public shareholders, Sillerman may elect to continue his investment in the Company.
     51. The Company also announced that it had entered into an agreement with the Promenade Trust, which is the sole holder of Series B and Series C Convertible Preferred Stock (the “Trust Agreement”). Lisa Marie Presley, daughter of defendant Presley is the sole beneficiary of the Promenade Trust. Pursuant to the Trust Agreement, Promenade Trust agreed not to transfer its shares prior to the Tender Offer and to vote against any competing transaction. The Promenade Trust owns nearly 1.5 million shares of Series B and one share of Series C stock with each share carrying one vote, all of which will be exchanged for preferred shares in the new entity. In addition, the Promenade Trust will be entitled to designate at least one person to serve on the board of directors of the new entity. Additionally, to the extent Apollo Management or its affiliates receive transaction or monitoring fees in connection with or following the Buyout, the Promenade Trust will receive a portion of such fees based on its pro rata ownership, as determined on an as-converted basis.
     52. In addition, the Company filed a Current Report on Form 8-K with the SEC on May 11, 2011, attaching a copy of an amendment to the Poison Pill which exempts Apollo and any shareholder who entered into a support agreement with Apollo (but not any other potential acquirer) from becoming an Acquiring Person and triggering the Rights.
     53. Following the announcement of the Buyout, the Company cancelled a previously scheduled conference call concerning its first quarter financial results.
     54. The Buyout is procedurally unfair to CKX’s public shareholders, as neither a special committee was formed to protect the interests of the public shareholders, nor is the Tender Offer conditioned upon a minimum tender by the public shareholders of CKX.
     55. The $5.50 per share in cash agreed to by the Individual Defendants does not represent fair value for the Company, in that it does not reflect the long-term value of CKX. Indeed, Bloom dissented to the approval of the Merger Agreement as he believed that the potential growth opportunities available to CKX could create value over an 18 to 24 month period greater than the consideration offered in the Buyout and believed that these opportunities outweighed the risks involved.

     56. Although the Company was trading at around $4.30 per share prior to the announcement of the Buyout, shares of CKX stock had been trading as high as $6.00 per share in the past 52 weeks.
     57. One analyst has valued the Company’s stock at $8.00 per share according to Thomson/First Call. Likewise, Mark Argento an analyst with Craig-Hallum Capital Group noted that “$5.50 per share is pretty cheap.”
     58. Moreover, the Company’s Board had previously determined to not pursue higher offers for the Company and concluded that none of the higher proposals provided by groups competing with Sillerman were in the best interest of CKX shareholders.
     59. Indeed, the Individual Defendants agreed to the Buyout at a lower price than previously rejected by the then Board in October 2010 after the Company incurred costs to restructure 19 Entertainment — which brought the Company’s net income out of the red — and following the resurgence in popularity of the Company’s American Idol franchise.
     60. More recently, on May 7, 2011, CKX received an offer from an undisclosed entity referred to by CKX as “Party B”, which proposed to acquire all of the Company’s outstanding shares at a price of $5.60 per share. Ultimately, however, CKX rejected Party B over Apollo because Apollo was willing to pay $10 million more in a reverse termination fee. In addition, unlike Apollo, Party B was not able to obtain a support agreement from Sillerman.
     61. The Buyout is also expected to benefit Company insiders at the expense of Plaintiff and the Class. For example, the Company’s existing management is expected to be offered employment once the Buyout is effectuated, as are at least two of the Company’s directors. In addition, Sillerman, who has substantial ties with a majority of directors on the

Board, is guaranteed substantial and continued ownership in the resulting company through the Sillerman Agreement.
     62. Moreover, the Company’s financial advisor, Gleacher & Company, Inc. (“Gleacher”), has a prior relationship with Apollo and its affiliates, and has served as a financial advisor to Apollo in at least one significant transaction valued at nearly $2 billion. Moreover, Gleacher has a conflict in that all of its compensation is contingent upon the consummation of the Buyout.
     63. The bylaw amendment is an attempt to interfere with the public CKX shareholders voting franchise.
     64. In addition to agreeing to a sale of the Company at an unfair price, the Individual Defendants agreed to deal protection devices, including a “no solicitation” clause and a $20 million termination fee, constituting 4% of the equity value of the deal. The Company may also be required to reimburse Apollo its expenses up to $7.5 million should the Buyout be terminated.
     65. In combination with the Poison Pill, as well as the Sillerman Agreement and the Trust Agreement, the non-solicitation clause in the Merger Agreement virtually guarantees that no other potential purchaser will come forward to provide shareholders with a better price.
The Tender Offer Materials Are Filed Containing Material Omissions and Misstatements
     66. On May 17, 2011, Apollo filed its Schedule TO containing the Offer to Purchase, which is scheduled to close on June 14, 2011 (“Tender Offer”). Also on this day, CKX filed its Schedule 14D-9 (“14D9”) recommending that shareholders tender their shares into the Tender Offer. The Tender Offer and 14D9 are collectively referred to as “Tender Offer Materials.”

     67. The 14D9 contains numerous material misstatements and omits material information. Most significantly the Tender Offer Materials fail to disclose material information, including:
          a. The 14D9 fails to disclose the amount of compensation Gleacher has received in the past for providing services to Apollo-related entities;
          b. In the Comparable Companies Analysis, the 14D9 fails to disclose the basis for Gleacher’s determination that Live Nation Entertainment and World Wrestling Entertainment were most similar to CKX;
          c. While CKX management’s projected financial forecasts show growth rates in excess of 3% for revenue and EBITDA in 2015, Gleacher utilized a range of perpetuity growth rates of -0.5% to 0.5% in its Discounted Cash Flow Analysis (“DCF”), but fails to disclose its reasoning;
          d. Also in the DCF, Gleacher deducts a $26 million “Deal Date Adjustment” in the calculation of total unlevered free cash flow in 2011E, but the 14D9 fails to disclose how it was derived, which is significant as it has an impact of approximately 30 cents per share in the DCF;
          e. Gleacher’s DCF also utilizes a risk factor of 1.5x, representing CKX’s implied equity beta, but fails to disclose the rationale for applying this multiple based on its own analysis; and
          f. In its DCF, Gleacher used Bloomberg data to derive its equity risk premium when Gleacher’s source for the size premium was Ibbotson, an inexplicable inconsistency, given that Ibbotson data is available for equity risk premium and are usually used in tandem, which if so used would have increased the implied values derived in the DCF.

COUNT I
Claim for Breach of Fiduciary Duties Against the Individual Defendants
     68. Plaintiff repeats and realleges each allegation set forth herein.
     69. The Defendants have violated fiduciary duties of care, and loyalty owed to the public shareholders of CKX.
     70. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
     71. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of CKX’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.
     72. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, which will exclude the Class from its fair share of CKX’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.
     73. Plaintiff and the members of the Class have no adequate remedy of law. Only through the exercise of this Court’s equitable power can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Individual Defendants’ actions threaten to inflict.

COUNT II
Claim for Aiding and Abetting the Individual Defendants’
Breach of Fiduciary Duties Against Apollo
     74. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.
     75. Apollo has acted and is acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to CKX’s public shareholders, and has participated in such breaches of fiduciary duties.
     76. Apollo has knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Apollo rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Buyout in breach of their fiduciary duties, including the Sillerman and Promenade Trust Agreements.
     77. Plaintiff has no adequate remedy at law.
COUNT III
Claim for Aiding and Abetting the Individual Defendants’
Breach of Fiduciary Duties Against Sillerman
     78. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.
     79. Sillerman has acted and is acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to CKX’s public shareholders, and has participated in such breaches of fiduciary duties.
     80. Sillerman has knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Sillerman rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Buyout in breach of their fiduciary duties. Indeed, Sillerman specifically negotiated his Agreement which provides benefits not shared by CKX shareholders.
     81. Plaintiff has no adequate remedy at law.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:
     A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;
     B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Buyout, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;
     C. Rescinding, to the extent already implemented, the Buyout or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;
     D. Declaring the bylaw amendment null and void;
     E. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;
     F. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

     G. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: May 26, 2011	FARUQI & FARUQI, LLP
	By:	/s/ James P. McEvilly, III
James P. McEvilly, III (Del. Bar No. 4807)
20 Montchanin Road, Suite 145 Wilmington, DE 19807 Tel: (302) 482-3182 Fax: (302) 482-3612 Counsel for Plaintiff Joseph Leone

OF COUNSEL:
FARUQI & FARUQI, LLP
Emily Komlossy, Esquire
369 Lexington Avenue, 10th Floor
New York, New York 10017-6531
Tel: 212-983-9330
Fax: 212-983-9331
GARDY & NOTIS, LLP
560 Sylvan Avenue, Suite 3085
Englewood Cliffs, New Jersey 07632
Tel: 201-567-7377
Fax: 201-567-7337